Exhibit 2

OI S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Postponement of the Extraordinary General Shareholders’ Meeting

Oi SA - In Judicial Reorganization (“Oi” or “Company”), pursuant to CVM Instruction No. 358/02 and CVM Instruction No. 481/09, hereby informs its shareholders and the market in general of the postponement to 11 a.m. on September 17, 2018 of the Extraordinary General Shareholders’ Meeting (Assembleia Geral Extraordinária – AGE) originally called for September 3, 2018.

In light of an adjustment in the order of items on the Meeting Agenda, as well as of the inclusion of a sub-item to clarify that the shareholders may elect the Chairman of the Board of Directors from the candidates included in the Consensual Slate appointed for the composition of the New Board of Directors, in accordance with Article 24 of Oi’s Bylaws, the Company postponed the date of the Meeting in order to allow the shareholders enough time to make an informed decision about the matters submitted to their deliberation.

Due to the postponement, the shareholders must send their voting instructions for the Meeting again. Any voting instructions that may have already been received will be disregarded.

The Call Notice, containing the new date for the Meeting and the respective Agenda, was published  in the Official Gazette of the State of Rio de Janeiro and in the Valor Econômico newspaper on this date and, together with the Management Proposal and the Shareholders’ Participation Manual for the General Meeting, is already available for download on the Company's website (www.oi.com.br/ri), on the CVM’s Sistema Empresas.NET (www.cvm.gov.br), and on the B3 S.A. - Brasil, Bolsa, Balcão website (www.bmfbovespa.com.br).

Rio de Janeiro, August 16, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer